RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

29 August 2002

02 SEP -3 AM 9:

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

02049763

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the unaudited Income Statement, Balance Sheet and Explanatory Notes for the second quarter ended 30 June 2002.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

dlw 9/6

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Financial Result Announcement

Ownership transfer to **RESORTS WORLD** on **29-08-2002 05:05:08 PM**
Reference No **RW-020829-1E051**

02 SEP -3 AM 9:30

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

*** Financial Year End** : **31-12-2002**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended * 30-06-2002.

*** The figures ○ have been audited ● have not been audited.**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-06-2002	30-06-2001	30-06-2002	30-06-2001
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	683,569	599,892	1,418,874	1,237,218
	(b)	Investment income	119	2,681	119	2,681
	(c)	Other income	4,444	4,654	6,328	5,632
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	291,198	258,507	571,086	471,090
	(b)	Finance Cost	-22,934	-32,632	-46,543	-58,613
	(c)	Depreciation and amortisation	-51,394	-40,990	-100,813	-82,814
	(d)	Exceptional items	31,132	0	31,132	-83,009
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	248,002	184,885	454,862	246,654
	(f)	Share of profits and losses of associated companies	37,660	8,990	43,543	5,170

(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	285,662	193,875	498,405	251,824
(h)	Income tax	-74,488	-62,335	-146,964	-117,794
(i) (i)	Profit/(loss) after income tax before deducting minority interests	211,174	131,540	351,441	134,030
(ii)	Minority interests	140	229	193	287
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	211,314	131,769	351,634	134,317
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	211,314	131,769	351,634	134,317
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	19.40	12.10	32.20	12.30
(b)	Fully diluted (based on ordinary shares - sen)	19.40	12.10	32.20	12.30
4 (a)	Dividend per share (sen)	8.50	8.00	8.50	8.00
(b)	Dividend Description	**Interim dividend of 8.5 sen per ordinary share, less 28% tax, declared on 29 August 2002 and not included in the financial statements as at 30 June in compliance with MASB 19 (Refer Note 1)**			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	3.3000	3.0300

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

2Q2002-ANM.doc

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 30 June 2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
			Current year quarter 30.6.2002	Preceding year corresponding quarter 30.6.2001	Current year-to-date 30.6.2002	Preceding year corresponding period 30.6.2001
			RM'000	RM'000	RM'000	RM'000
1.	(a)	Revenue	**683,569**	599,892	**1,418,874**	1,237,218
	(b)	Investment income	**119**	2,681	**119**	2,681
	(c)	Other income	**4,444**	4,654	**6,328**	5,632
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	**291,198**	258,507	**571,086**	471,090
	(b)	Finance cost	**(22,934)**	(32,632)	**(46,543)**	(58,613)
	(c)	Depreciation and amortisation	**(51,394)**	(40,990)	**(100,813)**	(82,814)
	(d)	Exceptional items	**31,132**	0	**31,132**	(83,009)
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	**248,002**	184,885	**454,862**	246,654
	(f)	Share of profits and losses of associated company	**37,660**	8,990	**43,543**	5,170

				UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
				Current year quarter 30.6.2002 RM'000	Preceding year corresponding quarter 30.6.2001 RM'000	Current year-to - date 30.6.2002 RM'000	Preceding year corresponding period 30. 6.2001 RM'000
2.	(g)		Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated company	**285,662**	193,875	**498,405**	251,824
	(h)		Income tax	**(74,488)**	(62,335)	**(146,964)**	(117,794)
	(i)	(i)	Profit/(loss) after income tax before deducting minority interests	**211,174**	131,540	**351,441**	134,030
		(ii)	Minority interests	**140**	229	**193**	287
	(j)		Pre-acquisition profit/(loss), if applicable	**0**	0	**0**	0
	(k)		Net profit/(loss) from ordinary activities attributable to members of the company	**211,314**	131,769	**351,634**	134,317
	(l)	(i)	Extraordinary items	**0**	0	**0**	0
		(ii)	Minority interests	**0**	0	**0**	0
		(iii)	Extraordinary items attributable to members of the company	**0**	0	**0**	0
	(m)		Net profit/(loss) attributable to members of the company	**211,314**	131,769	**351,634**	134,317

			UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
			Current year quarter 30.6.2002 RM'000	Preceding year corresponding quarter 30.6.2001 RM'000	Current year-to – date 30.6.2002 RM'000	Preceding year corresponding period 30.6.2001 RM'000
3	(a)	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:				
		(i) Basic (based on 1,091,843,334 ordinary shares) (sen)	**19.4**	12.1	**32.2**	12.3
		(ii) Fully diluted (based on 1,091,843,334 ordinary shares) (sen)	**19.4**	12.1	**32.2**	12.3
4	(a)	Dividend per share (sen)	**8.5**	8.0	**8.5**	8.0
	(b)	Dividend description	**Interim dividend of 8.5 sen per ordinary share, less 28% tax, declared on 29 August 2002 and not included in the financial statements as at 30 June in compliance with MASB 19 (Refer Note 1)**	Interim dividend of 8.0 sen per ordinary share, less 28% tax, declared on 28 August 2001 and not included in the financial statements as at 30 June in compliance with MASB 19 (Refer Note 1)	**Interim dividend of 8.5 sen per ordinary share, less 28% tax, declared on 29 August 2002 and not included in the financial statements as at 30 June in compliance with MASB 19 (Refer Note 1)**	Interim dividend of 8.0 sen per ordinary share, less 28% tax, declared on 28 August 2001 and not included in the financial statements as at 30 June in compliance with MASB 19 (Refer Note 1)

Resorts World Bhd
Consolidated Balance Sheet

		Unaudited As at end of current period 30.06.2002 RM'000	Audited As at preceding financial year end 31.12.2001 RM'000
ASSETS			
1.	PROPERTY, PLANT AND EQUIPMENT	3,214,551	3,261,413
2.	REAL PROPERTY ASSETS	202,527	202,527
3.	ASSOCIATED COMPANY	1,665,188	1,591,935
4.	INVESTMENTS	24,736	3,631
5.	OTHER LONG TERM ASSETS		
	Trade and other receivables	6,902	12,094
6.	CURRENT ASSETS		
	Property development	0	24,070
	Inventories	41,623	16,963
	Trade and other receivables	97,533	75,228
	Amount due from other related companies	9,960	2,990
	Amount due from associated company	0	659
	Short term investments	318,759	260,013
	Bank balances and deposits	357,836	281,204
		825,711	661,127
7.	LESS CURRENT LIABILITIES		
	Trade and other payables	340,516	445,583
	Amount due to holding company	54,305	117,281
	Amount due to other related companies	30,538	50,273
	Amount due to associated company	258	0
	Short term borrowings	471,200	0
	Taxation	228,367	200,459
	Final dividend payable	62,890	0
		1,188,074	813,596
8.	NET CURRENT LIABILITIES	(362,363)	(152,469)
		4,751,541	4,919,131
FINANCED BY:			
9.	SHAREHOLDERS' EQUITY		
	SHARE CAPITAL	545,922	545,922
	RESERVES		
	Share premium	33,333	33,333
	Other reserves	3,727	4,429
	Unappropriated profit	3,017,649	2,728,905
		3,600,631	3,312,589
10.	MINORITY INTERESTS	9,870	10,063
11.	LONG TERM LIABILITIES		
	Long term borrowings	608,000	1,079,200
	Loan from holding company	374,870	374,870
	Other long term liability	20,526	19,735
	Deferred taxation	28,858	26,271
	Provision for retirement gratuities	108,786	96,403
	TOTAL LONG TERM LIABILITIES	1,141,040	1,596,479
		4,751,541	4,919,131
12.	NET TANGIBLE ASSETS PER SHARE	RM 3.30	RM 3.03

NOTES TO THE QUARTERLY REPORT

1. The accounting policies and methods of computation adopted for the quarterly financial statements are consistent with those adopted for the audited financial statements for the year ended 31 December 2001 as well as new approved accounting standards which are applicable for the current financial year. Consequently, in compliance with Malaysian Accounting Standards Board ("MASB") No.19, Events After Balance Sheet Date, dividends proposed after the balance sheet date are not recognised as a liability at the balance sheet date. As a result, the Group's unappropriated profit at the beginning of the year has been adjusted by a prior period adjustment as follows:

   Unappropriated profit at beginning of the year :

	RM'000
As previously stated	2,666,015
Prior period adjustment – Final dividend for the year ended 31 December 2001	62,890
As restated	2,728,905

   The above restatement of the Group's unappropriated profit at the beginning of the year has the effect of increasing the Net Tangible Assets per share from RM2.98 to RM3.03. Upon approval of the proposed final dividend by the shareholders of the Company at the Annual General Meeting held on 25 June 2002, the dividend has been recognised as a liability in the balance sheet as at 30 June 2002.

2. The exceptional item for the current quarter and financial year-to-date was due to gain arising from the dilution of investment in an associated company, Star Cruises Limited.

3. There are no extraordinary items for the current year quarter and financial year-to-date.

4. Taxation charges for the current year-to-date is as follows:

	Current financial year-to-date RM'000	Preceding financial year-to-date RM'000
Current Taxation		
Malaysian taxation	143,744	116,953
Foreign taxation	12	268
(Over) / Under provision in respect of prior years	(98)	0
	143,658	117,221
Deferred Taxation	2,586	(62)
Share of tax in associated company	720	635
	146,964	117,794

   The effective tax rate of the Group for the current year quarter is lower than the statutory tax rate mainly due to share of profits of an associated company which are mainly derived from income not subjected to income tax and gain arising from the dilution of investment in an associated company which is not taxable.

   The effective tax rate of the Group for the current financial year-to-date is higher than the statutory tax rate mainly due to tax losses of certain subsidiary companies and non-deductibility of certain expenses for tax purposes.

5. The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

(a) The dealings in quoted securities for the current year quarter and financial year-to-date are as follows:

	Current year quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	-
Total disposal proceeds	-	77,735
Total loss on disposals	-	3,124

(b) The details of the investments in quoted shares excluding associated company, as at 30 June 2002 are as set out below:

	RM'000
Total investments at cost	76,390
Total investments at book value	23,854
Total investments at market value	23,854

7. There have been no material changes in the composition of the Group for the current year quarter and financial year-to-date.

8. (a) On 28 August 2001, the Company, through Commerce International Merchant Bankers Berhad ("CIMB") announced its proposal to implement a new executive share option scheme ("Proposed ESOS") for eligible executives and Executive Directors of the Company and its subsidiaries.

The maximum number of shares to be offered under the Proposed ESOS shall not exceed 5% of the issued and paid-up share capital of the Company at the time of offer. The Proposed ESOS shall be for a period of 10 years.

On 29 November 2001, the Securities Commission ("SC") approved the Proposed ESOS, subject to the following conditions being met:

(i) A copy of the By-Laws of the ESOS to be furnished to SC; and

(ii) A letter of confirmation from CIMB stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on ESOS and the Proposed ESOS has been approved by all other relevant parties and has complied with all their conditions.

An Extraordinary General Meeting ("EGM") was convened on 21 February 2002, whereat the shareholders of the Company approved the Proposed ESOS.

On 29 April 2002, the Company, through CIMB announced that while the total number of new ordinary shares of RM0.50 each in the Company available for offer under the ESOS remains at 5.0% of the issued and paid-up share capital of the Company at the time of the offer, the initial limit shall be reduced to 2.5%. Any subsequent increase in the limit from 2.5% up to 5.0% shall be subject to the approval of the shareholders of the Company.

On 25 June 2002, the Company, through CIMB announced that the shareholders of the Company have approved the above proposed amendment to be incorporated in the By-laws of the ESOS at the EGM of the Company held on 25 June 2002.

On 8 July 2002, the Company, through CIMB announced that the SC had, vide its letter dated 3 July 2002, approved an extension of time for implementation of the ESOS for another six (6) months to 28 November 2002.

On 8 August 2002, the Kuala Lumpur Stock Exchange has approved in principle the listing of such number of new ordinary shares of RM0.50 each representing up to a maximum of 2.5% of the issued and paid –up share capital of the Company pursuant to the exercise of options to be granted under the ESOS.

On 12 August 2002, CIMB confirmed to the SC that the Company has fulfilled the conditions imposed by the SC as stated in (i) and (ii) above.

(b) On 29 April 2002, the Company, through CIMB announced its proposal to seek a fresh authorisation from its shareholders for the purchase of up to ten percent (10%) of the issued and paid-up share capital of the Company comprising of 1,091,843,334 ordinary shares of RM0.50 each. ("Proposed Share Buy-Back)

On 25 June 2002, the Company, through CIMB announced that the shareholders of the Company have approved the Proposed Share Buy-Back at the EGM of the Company held on 25 June 2002. Approval was given to the Company to utilise an amount not exceeding the total audited retained profits and share premium as at 31 December 2001 of RM4,055.2 million and RM33.3 million respectively of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company.

9. There were no issuance and repayment of debt and equity securities, shares buy-back, shares cancellation, shares held as treasury shares and resale of treasury shares for the current year-to-date.

10. The details of the Group's borrowings are as set out below:

	30.06.2002		
		Foreign currency '000	**RM Equivalent '000**
Short term borrowing	Unsecured	USD 66,000	250,800
Short term borrowing	Unsecured	SGD 100,000	220,400
Short-term borrowing denominated in Ringgit Malaysia	Unsecured	-	45,000
Long-term borrowings	Unsecured	USD 160,000	608,000
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	374,870
			1,499,070

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad. Short term borrowings denominated in Ringgit Malaysia forms part of the amount due to the holding company.

11. There were no changes in contingent liabilities since the last financial year ended 31 December 2001 and up to 22 August 2002.

12. As at 22 August 2002, the Group has the following financial instruments with off balance sheet risks:

(a) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

On 26 May 2000, the Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate. These Notes are due to mature on 26 May 2003.

The Group then entered into 2 CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effects of the 2 CCS agreements are to convert the entire issue of SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(b) USD Interest Rate Swap ("IRS")

(i) On 16 June 2000, the Group also issued Notes for USD26 million at floating interest rate based on SIBOR. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swap terminates on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Currency	Contract Amounts '000	Date of Transactions	Effective Date	Maturity Date(s)
US Dollars	30,000	13/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	30,000	16/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	22/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	30/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2005
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan from their respective effective dates up to maturity dates as set out above. The Group intends to enter into further interest rate swaps to convert the remaining portion of the loan of USD80 million from a floating rate to a fixed rate of interest.

(c) **Foreign Currency Contracts**

Currency	Contract Amounts '000	Date of Transactions	Expiry Dates
US Dollars	134,882	18/01/2002 to 12/07/2002	27/08/2002 to 16/06/2003
Australian Dollars	186	16/04/2002	23/08/2002 to 23/12/2002

As the above forward foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding.

Hedge accounting principles are applied for the accounting of the underlying exposures and their respective hedge derivative instruments. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

13. There are no pending material litigations as at 22 August 2002.

14. Segment analysis for the current financial year-to-date.

	Leisure & Hospitality		Properties		Others		Eliminations		Total	
	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period
	30.06.2002	30.06.2001	30.06.2002	30.06.2001	30.06.2002	30.06.2001	30.06.2002	30.06.2001	30.06.2002	30.06.2001
	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000
Revenue										
External	**1,333,921**	1,158,702	**3,274**	2,212	**81,679**	76,304			**1,418,874**	1,237,218
Inter segment	**485**	64	**3,431**	1,013	**15,969**	585	**(19,885)**	(1,662)		
	1,334,406	1,158,766	**6,705**	3,225	**97,648**	76,889	**(19,885)**	(1,662)	**1,418,874**	1,237,218
Results										
Segment profit/(loss)	**497,210**	329,187	**1,889**	(1,493)	**(4,022)**	(28,059)			**495,077**	299,635
Interest income									**6,328**	5,632
Finance cost									**(46,543)**	(58,613)
Share of profit/(loss) of associated company	**43,453**	5,170							**43,543**	5,170
Profit from ordinary activities before taxation									**498,405**	251,824
Taxation									**(146,964)**	(117,794)
Profit from ordinary activities after taxation									**351,441**	134,030
Minority interests									**193**	287
Net profit for the period									**351,634**	134,317
OTHER INFORMATION :										
Assets										
Segment assets	**3,326,435**	3,090,505	**448,170**	452,578	**43,065**	141,430	**(92,162)**	(88,955)	**3,725,508**	3,595,558
Interest bearing instruments									**548,919**	462,455
Associated company	**1,665,188**	1,614,919							**1,665,188**	1,614,919
Total assets									**5,939,615**	5,672,932
Liabilities										
Segment liabilities	**523,017**	495,212	**44,996**	47,121	**23,460**	18,253	**(92,162)**	(88,955)	**499,311**	471,631
Interest bearing instruments									**1,509,688**	1,764,289
Unallocated Corporate liabilities									**320,115**	268,970
Total liabilities									**2,329,114**	2,504,890
OTHER DISCLOSURE :										
- Capital expenditure	**62,695**	227,376	**182**	656	**4**	12			**62,881**	228,044
- Depreciation	**98,264**	81,395	**1,237**	1,190	**1,312**	229			**100,813**	82,814
- Significant non-cash (charges) / credit other than depreciation	**17,806**	(67,695)			**(1,713)**	(16,742)			**16,093**	(84,437)

15. The second quarter ended 30 June 2002 reported a profit before income tax, minority interests and extraordinary items for the Group of RM285.7 million compared to RM212.7 million in the preceding quarter. The higher profit before income tax is mainly due to a gain arising from the dilution of the investment in Star Cruises Limited ("SCL"), an associated company, by RM31.1 million and higher share of profit of RM37.7 million as compared to share of RM5.9 million in the preceding quarter. Excluding the factors attributed to SCL, the Group's profit before income tax was RM216.9 million compared to RM206.8 million in the preceding quarter. The higher profit was mainly due to the better performance of the leisure and hospitality division during the current quarter as a result of higher visitor arrivals.

16. The Group registered revenue and profit before income tax of RM683.6 million and RM285.7 million respectively for the current quarter compared to revenue and profit before income tax of RM599.9 million and RM193.9 million respectively for the corresponding quarter in 2001. The higher profit before income tax is mainly due to a gain arising from the dilution of the investment in SCL of RM31.1 million and higher share of SCL's profit by RM28.7 million recorded in current quarter. Excluding these, the profit for the current quarter was RM216.9 million compared to RM184.9 million in the corresponding quarter in 2001. The higher profit was mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of the increase in visitor arrivals. The increase in visitor arrivals was mainly due to the full opening of the 3,300-room First World Hotel and First World Plaza in December 2001 and March 2002 respectively.

    The Group registered a revenue and profit before income tax of RM1,418.9 million and RM498.4 million respectively for the half year ended 30 June 2002 compared to a revenue and profit before income tax of RM1,237.2 million and RM251.8 million respectively for the corresponding period last year. The higher profit before income tax is mainly due to lower financing costs and charges relating to investments totalling RM51.4 million incurred in the current period to date compared to RM147.9 million in the corresponding period last year. Profit before income tax has also improved due to a gain arising from the dilution of the investment in SCL of RM31.1 million and higher share of SCL's profit by RM38.4 million in current period to date. Excluding these charges and gain, the profit was RM475.2 million compared to RM394.5 million in the corresponding period last year. The higher profit was mainly due to higher visitor arrivals.

17. There has not arisen in the interval between 30 June 2002 and 22 August 2002, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect substantially the results of the operations of the Company and of the Group.

18. The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

19. Barring unforeseen circumstances, the Directors are of the opinion that the Group's performance is expected to be satisfactory for the remaining period of the year.

20. The Group did not issue any profit forecast or profit guarantee for the year.

21. (a) (i) An interim dividend for the half year ended 30 June 2002 has been declared by the Directors.

    (ii) The interim dividend for the period ended 30 June 2002 shall amount to 8.5 sen per ordinary share of 50 sen each, less 28 % tax.

    (iii) The interim dividend declared for the previous year corresponding period ended 30 June 2001 amounted to 8.0 sen per ordinary share of 50 sen each, less 28 % tax.

    (iv) Interim dividend shall be payable on 25 October 2002.

    (v) Entitlement to the interim dividend:

    A Depositor shall qualify for entitlement to the interim dividend only in respect of:

    (I) Shares transferred into the Depositor's Securities Account before 12.30 p.m. on 4 October 2002 in respect of ordinary transfers; and
    (II) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the rules of the Kuala Lumpur Stock Exchange.

(b) Total dividend payable for the current financial year-to-date is 8.5 sen per ordinary share of 50 sen each, less 28% tax.

22. As at 30 June 2002, the Company has 1,502,000 unissued ordinary shares outstanding under The Resorts World Employees' Share Option Scheme (RWBESOS). In accordance with the provision laid down by the Malaysian Accounting Standard Board ("MASB") No.13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value.

    Since the exercise price of the RWBESOS is above the fair value of the Company's shares for the current quarter and the current financial year-to-date, the options are deemed non dilutive.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman and Chief Executive
RESORTS WORLD BHD

29 August 2002

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **29-08-2002 05:05:08 PM**
Reference No **RW-020829-1E783**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Entitlement date	:**04-10-2002**
* Entitlement time	:**12:30:00 PM**
* Entitlement subject	:**Interim Dividend**
* Entitlement description	

Interim Dividend

Period of interest payment	: to
Financial Year End	:**31-12-2002**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

Payment date	:**25-10-2002**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers	:**04-10-2002**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM)	:**0.085**

Remarks

RM0.085 less 28% tax per ordinary share of RM0.50 each.